Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117135

PROSPECTUS

21,948,718 Shares

WILSONS THE LEATHER EXPERTS INC.

Common Stock

     This prospectus relates to shares of our common stock that may be sold by the selling shareholders named under “selling shareholders.” We will not receive any of the proceeds from the sale of those shares.

     Our common stock is traded on the Nasdaq National MarketSM under the symbol “WLSN.” On July 1, 2004, the last sale price for our common stock, as reported on the Nasdaq National Market, was $4.00 per share.

     See “Risk Factors” beginning on page 3 for factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2004

WILSONS THE LEATHER EXPERTS INC.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL OPINIONS
EXPERTS

WILSONS THE LEATHER EXPERTS INC.

     We are the leading specialty retailer of quality leather outerwear, accessories and apparel in the United States. Our multi-channel store locations are designed to target a broad customer base with a superior level of customer service. Through our worldwide leather sourcing network and in-house design capabilities, we are able to consistently provide our customers with quality, fashionable merchandise at attractive prices. Our business structure results in shorter lead times than our competition, allowing us to react quickly to popular and emerging fashion trends and customer preferences, rapidly replenish fast-selling merchandise and minimize fashion risk.

     As of July 1, 2004, we operated a total of 456 stores located in 45 states and the District of Columbia, including 331 mall stores, 108 outlet stores and 17 airport locations. Each year we supplement our permanent stores with temporary seasonal stores during our peak selling season, which totaled 229 in 2003.

     Our mall stores average approximately 2,600 total leased square feet and feature a large assortment of classic and contemporary leather outerwear, accessories and apparel. Our outlet stores are operated primarily under the Wilsons Leather OutletTM name, average approximately 4,000 total leased square feet and offer a combination of clearance merchandise from our mall stores, special outlet-only merchandise and key in-season goods. Our airport stores average approximately 700 total leased square feet, feature travel-related products as well as leather accessories and provide us the opportunity to showcase our products and the Wilsons Leather brand to millions of potential customers each year in some of the busiest airports. Our proprietary labels, including M. Julian®, Maxima®, Pelle Studio® and Wilsons LeatherTM, are positioned to appeal to identified customer lifestyle segments.

     We were incorporated on May 26, 1996, as a Minnesota corporation. Our principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428 and our telephone number is (763) 391-4000. Our website is http://www.wilsonsleather.com. The information on our website is not intended to be part of this prospectus, and you should not rely on any of the information provided therein in making your decision to invest in our common stock.

     When we refer to “our company,” “we,” “our,” and “us,” we mean Wilsons The Leather Experts Inc. and its subsidiaries, including the predecessor companies, and when we refer to the “predecessor companies,” we mean Wilsons Center Inc., Rosedale Wilsons, Inc. and their subsidiaries prior to the acquisition of such companies from CVS New York, Inc. on May 26, 1996.

RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. You should also consider the other information in this prospectus and incorporated by reference herein. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money paid to buy our common stock.

     The instruments governing our outstanding debt place certain obligations on us and restrictions on our operations, which, if not met, could result in our inability to borrow under our senior credit facility or other penalties.

     Covenants contained within our senior credit facility, as amended, require us to meet certain financial tests and limit capital expenditures. In addition, certain covenants and restrictions under our senior credit facility and the indenture governing our 11 1/4% Senior Notes due August 2004, limit our ability to pay cash dividends or make other distributions, to acquire or merge with another entity, to make investments, loans or guarantees, to borrow additional funds or dispose of assets and to create liens or other encumbrances, possibly affecting our flexibility in planning for, and reacting to, changes in our business.

     The failure to comply with the covenants and restrictions contained in either the senior credit facility or the indenture governing our 11 1/4% Senior Notes could, if not cured or waived, result in a default permitting the senior lenders to accelerate payment of indebtedness (including letters of credit and the Term B promissory note) under the senior credit facility and allow them to pursue other remedies (including foreclosing their liens on our assets). Acceleration of the indebtedness under the senior credit facility or the occurrence of another event of default under the indenture governing our 11 1/4% Senior Notes would also permit the holders of the 11 1/4% Senior Notes to accelerate payment of such notes and allow such holders to pursue their remedies.

     Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our operations. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any such refinancing or additional financing would be possible or could be obtained on terms that are favorable to us.

     Changes in customer shopping patterns could harm our sales.

     Most of our stores are located in enclosed shopping malls and regional outlet centers. Our ability to sustain or increase the level of sales depends in part on the continued popularity of malls and outlet centers as shopping destinations and the ability of malls and outlet centers, tenants and other attractions to generate a high volume of customer traffic. Many factors beyond our control may decrease mall traffic, including, among other things, economic downturns, the closing of anchor department stores, weather, concerns of terrorist attacks, construction and accessibility to strip malls or alternative shopping formats (such as catalogs, e-commerce or discount stores). Any changes in consumer preferences and shopping patterns could adversely affect our financial condition and operating results.

     The high level of competition in our markets may lead to reduced sales and profits.

     The retail leather apparel and accessories markets are highly competitive and fragmented. We compete with a broad range of other retailers, including other specialty retailers, department stores, mass merchandisers and discounters, many of which have greater financial and other resources. Increased competition may reduce sales, increase operating expenses, decrease profit margins and negatively affect our ability to obtain site locations, sales associates and other employees. During 2003, we faced increased competition from mass merchandisers and discounters. There can be no assurance that we will be able to compete successfully in the future and, if we are unable to do so, our business, financial condition and operating results could be adversely affected.

     The decline in general economic conditions has led to reduced consumer demand for our leather apparel and accessories, and could adversely affect our business and liquidity.

     Our future capital requirements depend on the sustained demand for our leather products. Many factors affect the level of consumer spending on our products, including, among others:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	weather;

•	continued hostilities in the Middle East and other significant national and international events; and

•	taxation and consumer confidence in future economic conditions.

     Consumer purchases of discretionary items, such as our products, tend to decline during recessionary periods when disposable income is lower. The general slowdown in the United States’ economy and the uncertain economic outlook has adversely affected consumer spending habits and mall traffic, caused us to accelerate store closings, and resulted in lower than expected net sales on a quarterly and annual basis.

     Our inability to effectively respond to changes in fashion trends and consumer demands could adversely affect our sales.

     Our success depends on our ability to identify fashion and product trends as well as our ability to anticipate, gauge and react swiftly to changes in consumer demand. Our products must remain appealing for a broad range of consumers with diverse and changing preferences; however, our orders for products must be placed in advance of customer purchases. We cannot be certain that we will be able to identify new fashion trends and adjust our product mix in a timely manner. If we misjudge market preferences, we may be faced with significant excess inventories for some products and missed opportunities for other products. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventories, which may have a material adverse effect on our business, financial condition and results of operations.

     In addition, we cannot provide assurance that consumer sentiment toward and demand for leather will not change or that we will be able to react to any such changes effectively or at all. For example, certain countries, including the United States and Canada, that supply the hides used to make leather products have experienced outbreaks of certain highly publicized diseases, namely Bovine Spongiform Encephalopathy (“mad-cow” disease) and hoof-and-mouth disease. There can be no assurance that demand for our leather products will not decline as a result of the publicity regarding these diseases or new scientific findings with respect to such diseases. If we are unable to anticipate, gauge and respond to changes in demand or if we misjudge fashion trends, our business, financial condition and operating results could be harmed.

     Our comparable store sales and results of operations have declined over the past three years.

     Our comparable store sales declined 6.8%, 7.0%, and 12.1% in 2003, 2002, and 2001, respectively. We had a net loss from continuing operations of $33.6 million and $14.3 million in 2003 and 2002, respectively, and net income from continuing operations of $7.8 million in 2001. Our comparable store sales are affected by a variety of factors, including:

•	consumer shopping preferences;

•	actions by competitors or mall anchor tenants;

•	general economic conditions and, in particular, the retail sales environment;

•	fashion trends;

•	changes in our merchandise mix;

•	the timing of new store openings and the relative proportion of new stores to mature stores;

•	maintaining appropriate inventory levels;

•	calendar shifts of seasonal periods;

•	weather conditions; and

•	timing of promotional events.

     An inability to generate comparable store increases could have a material adverse effect on our business, financial condition and results of operations.

     We may not be able to grow our business as planned.

     Our long-term operating results will depend, in part, on our ability to successfully open new stores and to effectively manage our existing business. Our ability to grow our business will be limited, however, if we are unable to improve the sales performance and productivity of our existing stores. Our future growth will also depend on our ability to:

•	anticipate fashion trends and design products, merchandise stores, manage inventory levels and take timely and necessary markdowns in response to such trends;

•	introduce and expand new selling concepts;

•	identify, negotiate, lease and open stores in suitable locations on a profitable and timely basis;

•	ensure the availability of and obtain the necessary capital to operate our business;

•	consolidate and upgrade our distribution center and information systems in an efficient and timely manner; and

•	hire, train and retain qualified personnel, including management executives and hourly sales associates.

     We cannot assure you that we will be able to achieve all or any of these objectives.

     A decrease in the availability of leather or an increase in its price could harm our business.

     The purchase of leather comprised approximately 59.5% and 62.8% of our costs of goods sold for leather apparel and 47.5% and 49.7% of the costs of goods sold for accessories in 2003 and 2002, respectively. A number of factors affect the price of leather, including the demand for leather in the shoe, furniture and automobile upholstery industries. In addition, leather supply is influenced by worldwide meat consumption and the availability of hides. Fluctuations in leather supply and pricing, which can be significant, may have a material adverse effect on our business, financial condition and results of operations.

     We could have difficulty obtaining merchandise from our foreign suppliers.

     We import our leather garments and accessories from independent foreign contract manufacturers located primarily in China and India. We do not have long-term contracts or formal supply arrangements with our contract manufacturers. In 2003, 90.0% of our leather garments and accessories contracted for manufacture were purchased from foreign suppliers, with approximately 82.0% purchased from China and 8.0% purchased from India. Trade relations with China and India have traditionally been unstable. If trade relations with these countries or any other country from which we source goods deteriorate, or if any new or additional duties, quotas or taxes are imposed on imports from these countries, leather purchase and production costs could increase significantly, negatively impacting our sales prices, profitability or the demand for leather merchandise. Further, we cannot predict whether any of the countries in which our products currently are manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the United States government, including the likelihood, type, or effect of any such restrictions, or whether any other conditions having an adverse effect on our ability to source products will occur. In addition, it will take time for us to transition our sourcing to other countries. Certain other risks related to foreign sourcing include:

•	economic and political instability;

•	transportation delays and interruptions, including delays relating to labor disputes;

•	restrictive actions by foreign governments;

•	trade and foreign tax laws;

•	fluctuations in currency exchange rates and restrictions on the transfer of funds; and

•	the possibility of boycotts or other actions prompted by domestic concerns regarding foreign labor practices or other conditions beyond our control.

     Any event causing a sudden disruption of imports from China, India or other foreign countries, including a disruption due to financial difficulties of a supplier, could have a material adverse effect on our business, financial condition and results of operations. In the event that commercial transportation is curtailed or substantially delayed due to a dockworkers’ strike or other similar work action, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution center and stores.

     Our accounting policies and methods are key to how we report our financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.

     Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so that not only do they comply with generally accepted accounting principles, but also that they reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in our reporting materially different amounts than would have been reported under a different alternative.

     We have identified two accounting policies as being “critical” to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to the valuation of inventory, and the valuation of property and equipment for impairment. Because of the uncertainty of estimates about these matters, we cannot provide any assurance that we will not:

•	significantly increase our allowance for obsolete inventory; or

•	recognize a significant provision for impairment of our fixed assets at our stores.

     The seasonality of our business could affect our profitability.

     Since our leather outerwear and apparel products are most often purchased during the holiday season, we experience substantial fluctuations in our sales and profitability. We generate a significant portion of our sales from October through January, which includes the holiday selling season. We generated 59.4% of our annual sales in that time period in 2003, and 31.6% in December alone. Because our profitability, if any, is historically derived in the fourth quarter, our annual results of operations have been, and will continue to be, heavily dependent on the results of operations from October through January.

     Given the seasonality of our business, misjudgments in fashion trends, the effects of war and other significant national and international events, or unseasonably warm or severe weather during our peak selling season could have a material adverse effect on our financial condition and results of operations. Our results of operations may also fluctuate significantly as a result of a variety of other factors, including:

•	merchandise mix offered during the peak selling season;

•	the timing and level of markdowns and promotions by us during the peak selling season;

•	the timing and level of markdowns and promotions by our competitors during the peak selling season;

•	consumer shopping patterns and preferences;

•	the net sales contributed by seasonal stores;

•	the timing of certain holidays; and

•	the number of shopping days and weekends between Thanksgiving and Christmas.

     The sale into the market of the shares issued in our equity financing or issuable upon exercise of the warrants delivered in connection with our equity financing could decrease the price of our common stock or make it more difficult to obtain additional financing in the future.

     In connection with an equity financing on July 2, 2004, we issued 17,948,718 shares of our common stock and warrants to purchase two million shares of our common stock, subject to certain adjustments, to three institutional investors. As consideration for their commitment to purchase our common stock in the equity financing, we had previously issued warrants to purchase two million shares of our common stock, subject to certain adjustments, to such institutional investors. Increasing the number of additional shares of common stock that may be eventually sold into the market by approximately 21.9 million shares could have a negative impact on the value of our shares. In addition, if we need to obtain additional financing, the terms on which we may obtain additional financing may be adversely affected.

     The loss of key members of our senior management team could adversely affect our business.

     Our success depends largely on the efforts and abilities of our current senior management team. Their experience and worldwide contacts in the leather products industry significantly benefit us. If we were to lose the benefit of their experience and contacts, our business could be adversely affected. We do not maintain key-man life insurance on any members of our senior management team.

     We rely on third parties for upgrading and maintaining our information systems.

     The efficient operation of our business is heavily dependent on our information systems. In particular, we rely heavily on the automated sortation system used in our distribution center and the merchandise management system used to track sales and inventory. We also rely on a third-party package for our accounting, financial reporting and human resource functions. We depend on our vendors to maintain and periodically upgrade these systems so that these systems continue to support our business. The software programs supporting our automated sorting equipment and processing our inventory management information were licensed to us by independent software developers. The inability of these developers to continue to maintain and upgrade these software programs would disrupt our operations if we were unable to convert to alternate systems in an efficient and timely manner.

     Ownership of our common stock is concentrated.

     Our directors and executive officers, excluding Ted Weschler, a general partner of the general partner of Peninsula Investment Partners, L.P., beneficially own, in the aggregate, 10.8 percent of our common stock as of July 2, 2004. As of July 2, 2004, Peninsula Investment Partners, L.P. (“Peninsula”) beneficially owns 44.0 percent of our common stock. Either the directors and officers voting together or Peninsula voting alone will be able to exert significant influence over our business and affairs, including:

•	the election of individuals to our board of directors;

•	the adoption of amendments to our Amended and Restated Articles of Incorporation; and

•	the approval of certain mergers, additional financing, sales of assets and other business acquisitions or dispositions.

In addition, the ownership concentration of our stock may limit liquidity and cause shareholders to experience price fluctuations when selling large blocks of our stock.

     The market price for our common stock may be volatile.

     Our stock price has been, and is expected to continue to be, highly volatile. There could be an immediate adverse impact on our stock price as a result of:

•	any future sales of our common stock or other securities;

•	a decline in any month or quarter of our revenues or earnings;

•	a decline in any month or quarter of comparable store sales;

•	a deviation in our revenues, earnings or comparable store sales from levels expected by securities analysts;

•	changes in financial estimates by securities analysts; and

•	changes in market valuations of other companies in the same or similar markets.

     In addition, the Nasdaq National Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance. Such volatility may limit our future ability to raise additional capital.

     War, acts of terrorism, or the threat of either may negatively impact the availability of merchandise and otherwise adversely impact our business.

     In the event of war or acts of terrorism, or if either is threatened, our ability to obtain merchandise available for sale in our stores may be negatively affected. We import a substantial portion of our merchandise from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be adversely affected.

     The majority of our stores are located in enclosed shopping malls and regional outlet centers. In response to the terrorist attacks of September 11, 2001, security has been heightened in public areas. Any further threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls and outlet centers. In addition, local authorities or mall management could close shopping malls and outlet centers in response to any immediate security concern. Mall closures, as well as lower customer traffic due to security concerns, could result in decreased sales that would have a material adverse effect on our business, financial condition and results of operations.

     Any significant interruption in the operation of our corporate offices and distribution center could have a material adverse effect on our business.

     Our corporate offices and distribution center are in one location. Our operations could be materially and adversely affected if a catastrophic event (such as, but not limited to, fires, tornadoes, floods or acts of terrorism) impacts the use of these facilities. There can be no assurance that we would be successful in obtaining alternative facilities in a timely manner if such a catastrophic event were to occur.

     The public sale of our common stock by existing shareholders could adversely affect the price of our common stock.

     The market price of our common stock could decline as a result of market sales by our existing shareholders after this offering or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of July 2, 2004, 2,051,456 shares were subject to issuance upon the exercise of vested stock options previously granted by us, all of which would be freely tradable if issued, subject to compliance with Rule 144 in the case of our affiliates. In addition, 1,286,088 shares of our common stock have been reserved for issuance pursuant to our employee benefit plans.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. Such forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. Although we believe these statements are reasonable, readers of this prospectus should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of a number of factors, many of which are outside of our control, including those set forth under the section entitled “Risk Factors,” beginning on page 3 of this prospectus. Readers of this prospectus should consider carefully the factors listed under the “Risk Factors,” as well as the other information and data contained in this prospectus and the documents incorporated by reference herein. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth under “Risk Factors” in this section. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “target,” “may,” “will,” “project,” “should,” “continue” and similar expressions or the negative thereof, as they relate to us, are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SELLING SHAREHOLDERS

     The following table presents the number of outstanding shares of our common stock beneficially owned by the selling shareholders as of July 2, 2004. The table also presents the maximum number of shares proposed to be sold by the selling shareholders and the number of shares they will own after the sales. The percentages are based on 38,843,030 shares outstanding on July 2, 2004.

					Shares Owned
					After Offering (1)
	Shares Owned		Shares			Percent of
Name	Prior to Offering		Offered		Number	Outstanding
Peninsula Investment Partners, L.P.	18,344,655	(2)	15,677,655	(2)	2,667,000	6.9%
Quaker Capital Partners I, L.P.	4,026,022	(3)	4,026,022	(3)	—	—
Quaker Capital Partners II, L.P.	2,245,041	(4)	2,245,041	(4)	—	—

(1)	Assumes sale of all shares of the selling shareholders being offered.

(2)	Includes 2,857,142 shares that may be acquired upon exercise of two warrants to subscribe for and purchase our common stock.

(3)	Includes 733,714 shares that may be acquired upon exercise of two warrants to subscribe for and purchase our common stock.

(4)	Includes 409,144 shares that may be acquired upon exercise of two warrants to subscribe for and purchase our common stock.

     Because the selling shareholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling shareholders after such offering can be provided.

PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts on commissions or agent’s commissions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer and donate the shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreements or understandings, directly or indirectly, with any person to distribute any of the shares subject to this Registration Statement.

     We will receive no proceeds from the sale of shares under this Registration Statement. We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available at the office of the National Association of Securities Dealers, Inc. For more information on obtaining copies of our public filings at the National Association of Securities Dealers, Inc., you should write to National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the time that all the securities offered by this prospectus are sold:

•	Our latest Annual Report on Form 10-K for the fiscal year ended January 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended May 1, 2004;

•	Our Current Reports on Form 8-K filed February 6, 2004, March 9, 2004, April 22, 2004, April 27, 2004, May 17, 2004, May 18, 2004 (as amended by the Current Report on Form 8-K/A filed May 19, 2004), June 25, 2004 and July 16, 2004.

•	The description of our common stock contained in the registration statement on Form 8-A filed on April 1, 1997, and declared effective on May 27, 1997, under the Securities Exchange Act of 1934, and all amendments and reports filed for the purpose of updating the description.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Mr. Peter G. Michielutti
Chief Financial Officer
Wilsons The Leather Experts Inc.
7401 Boone Avenue North
Brooklyn Park, Minnesota 55428
(763) 391-4000

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

LEGAL OPINIONS

     Faegre & Benson LLP, 2200 Wells Fargo Center, Minneapolis, Minnesota 55402 will pass upon the validity of the shares of common stock offered by this prospectus.

EXPERTS

     The consolidated financial statements and schedule included in our Annual Report on Form 10-K as of January 31, 2004, and February 1, 2003, and for each of the fiscal years in the three-year period ended January 31, 2004, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the February 3, 2002 consolidated financial statements refers to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.